UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No: 3)*

                              WESTWAY GROUP, INC.
                              -------------------
                                (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                              -------------------
                         (Title of Class of Securities)

                                  961698B 100
                              -------------------
                                 (CUSIP Number)

                                  Fred Ganning
                               8 Tall Pines Road

                              Morristown, NJ 07960
                                 (973) 267-6278

                              -------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 1, 2011
                              -------------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following | |

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP NO. 96169B 100
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fred Ganning
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b)
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                          7     SOLE VOTING POWER

                                0
                    ------------------------------------------------------------
       NUMBER OF          8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY               1,177,126 Shares of Class A Common Stock
       OWNED BY     ------------------------------------------------------------
       REPORTING          9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                    ------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,177,126 Shares of Class A Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,177,126 Shares of Class A Common Stock (1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%*
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14    TYPE OF REPORTING PERSON

      IN
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(1) The information provided for herein includes shares owned by Simplex
Corporation, a New York corporation, of which Fred Ganning is the sole shareholder, and shares owned by the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust. Mr. Ganning disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Percentage calculated on the basis of an aggregate amount of 14,286,226 shares of common stock issued and outstanding on March 21, 2011 as disclosed in the Company's Report on Form 10-K filed March 31, 2011.

                                  SCHEDULE 13D

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CUSIP NO. 96169B 100
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b)
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     oo
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                           [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW JERSEY
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                          7    SOLE VOTING POWER

                               0
                    ------------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,140,139 Shares of Class A Common Stock
      OWNED BY      ------------------------------------------------------------
      REPORTING           9    SOLE DISPOSITIVE POWER
       PERSON
        WITH                   0
                    ------------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               1,140,139 Shares of Class A Common Stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,140,139 Shares of Class A Common Stock (1)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
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* Percentage calculated on the basis of an aggregate amount of 14,286,226 shares of common stock issued and outstanding on March 21, 2011 as disclosed in the Company's Report on Form 10-K filed March 31, 2011.

EXPLANATORY NOTE: This Amendment No. 3 to the Statement on Schedule 13D is being filed by the Reporting Persons named below to report changes that occurred since the date of the event that required the filing of the initial Statement. Concurrently with this Amendment, the Reporting Persons are filing additional amendments to the Statement to reflect changes that have occurred since the date of the event that required the filing of this Amendment.

                                  Schedule 13D

      This statement constitutes Amendment No. 3 ("Amendment No. 3") to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2012, as amended by Amendment No. 1, filed with the SEC on March 16, 2012, as amended by Amendment No. 2, filed with the SEC on March 16, 2012 (collectively, the "Schedule 13D") by Fred Ganning ("Ganning"), and the Fred Ganning, Jr. 2010 Westway Grantor Retained Annuity Trust (the "GRAT") (each a "Reporting Person" and collectively the "Reporting Persons") in connection with the ownership of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Westway Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

      In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and supplements only information that has materially changed from the Schedule 13D. To the best knowledge of the Reporting Persons, there has been no material change in the information set forth in response to Items 1, 2, 3, 6 and 7 of the Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 3. Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transactions

      Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

      The purpose of the filing of this Amendment No. 3 to Schedule 13D is to revise the intent of ownership of the Reporting Person as set forth in Schedule 13D. Subsection (d) of Item 4 of Schedule 13D is hereby amended to state that on April 1, 2011 the GRAT sent a letter to the Board of Directors setting forth the request by it to nominate Fred Ganning for election as a director at the 2011 annual meeting of the Company.

Except as set forth on this Amendment No. 3 to Schedule 13D, as of the date that required this filing, the Reporting Persons had no plans or proposals with respect to any of the items described in (a) through (j) of Item 4 of Schedule 13D. As of the date that required this filing, the Reporting Persons had not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

      (a) As of April 1, 2011, the Reporting Persons owned the following securities of the Company:

          (i) Ganning may be deemed to be the beneficial owner of 1,177,126 shares of Class A Common Stock (of which 36,987 shares of Common Stock are owned by Simplex Corporation, a New York corporation ("Simplex"), and 1,140,139 shares of Common Stock are owned by the GRAT), representing 8.2% of the outstanding shares of Class A Common Stock. Ganning is the sole shareholder of Simplex.

          (ii) The GRAT may be deemed to be the beneficial owner of 1,140,139 shares of Class A Common Stock, representing 8.0% of the outstanding shares of Class A Common Stock.

      (b) (i) As of April 1, 2011, Ganning may be deemed to have shared voting and dispositive power over 1,177,126 shares of Common Stock owned by the GRAT and by Simplex.

          (ii) As of April 1, 2011, the GRAT may be deemed to have shared voting and dispositive power over 1,140,139 shares of Common Stock.

      (c) The transactions in the shares of the Company's Common Stock by the Reporting Persons during the past 60 days are set forth in Schedule A hereto and incorporated herein by reference.

      (d) Ganning, as the sole shareholder of Simplex Corporation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,987 shares of Common Stock owned of record by Simplex Corporation and reported herein as beneficially owned by Ganning. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein. Because Ganning has the right to substitute the principal of the GRAT, including shares of Common Stock, with other property having an equal fair market value, Ganning may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,140,139 shares owned of record by the GRAT. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

      (e) Not applicable.

                                   Signature

    After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 16, 2012

                                          /s/ Fred Ganning
                                          --------------------------------------
                                          Fred Ganning



                                          Fred Ganning, Jr. 2010 Westway Grantor
                                          Retained Annuity Trust


                                          By: /s/ Janice Ganning
                                              ----------------------------------
                                              Janice Ganning
                                              Trustee

SCHEDULE A
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      This Schedule sets forth information with respect to transactions in the
Common Stock which were effectuated by a Reporting Person during the past sixty days prior to the date of the event requiring the filing of the Amendment. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

                              SIMPLEX CORPORATION
                              -------------------

Shares of Common Stock

Trade Date:                       Shares Sold:               Price Per Share($):
-----------                       ------------               -------------------

3/8/11                                 426                          $4.30
2/24/11                              3,874                          $4.30
2/22/11                                700                          $4.30

         FRED GANNING, JR. 2010 WESTWAY GRANTOR RETAINED ANNUITY TRUST
         -------------------------------------------------------------

Shares of Common Stock

Trade Date:                       Shares Sold:               Price Per Share($):
-----------                       ------------               -------------------

3/11/11                              5,000                          $4.34
3/11/11                              3,637                          $4.39
3/29/11                             10,000                          $4.44
3/29/11                              6,363                          $4.39